Fidelis Insurance Group Announces Repurchase of All Remaining Common Shares from CVC Falcon Holdings Limited

PEMBROKE, Bermuda, March 2, 2026 - Fidelis Insurance Holdings Limited (NYSE:FIHL) (“Fidelis Insurance Group” or the “Company”), a strategic capital allocator and risk selector in specialty insurance and reinsurance, today announced that it has entered into a definitive agreement to repurchase all remaining common shares held by CVC Falcon Holdings Limited (“CVC”), one of our founding shareholders, for an aggregate purchase price of $163,346,230.00.

The Company has agreed to repurchase 8,597,170 common shares at $19.00 per share. As at the date of completion of the transaction, CVC will no longer hold any ownership interest in Fidelis Insurance Group.

Dan Burrows, Fidelis Insurance Group CEO stated, “We are pleased to announce the repurchase of CVC’s remaining shares at a compelling value. This transaction, completed below our year-end diluted book value per common share of $24.61, is expected to deliver meaningful accretion to our book value per share and return on average equity.”

Burrows further commented, “We appreciate CVC’s longstanding support and investment in Fidelis Insurance Group. As we move forward, our strong financial position and ongoing momentum reinforce our commitment to creating long-term value for all our shareholders.”

Daniel Brand, Partner, US Head of Financial Services and Co-Head of Business Services at CVC, stated: “As a founding investor, we are very proud of all that Fidelis Insurance Group, and its talented and accomplished management team, have achieved. We wish them continued success in the future.”

Sidley Austin LLP served as legal advisor to Fidelis Insurance Group in connection with the transaction.

About Fidelis Insurance Group
Fidelis Insurance Group, which expects to rebrand as Pelagos Capital Insurance in 2026, subject to all necessary legal and regulatory approvals, is a global specialty insurance and reinsurance company focused on creating value through strategic capital allocation, expert risk selection, and a network of long-term underwriting partnerships.
We have built a strong foundation for scale and profitable growth, underpinned by our disciplined approach to risk selection and our financial strength, which is reflected in our insurer financial strength ratings of A from AM Best, A- from S&P and A3 from Moody’s. Our network of underwriting partners and our highly diversified portfolio enable us to proactively navigate market cycles, offer innovative and tailored solutions, capitalize on favorable risk-reward opportunities, and produce superior returns for shareholders.
For additional information about Fidelis Insurance Group, our people and our products please visit our website at www.FidelisInsurance.com.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. We intend such forward-looking statements to be covered under the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as

amended. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation, statements regarding the Company's timing and ability to utilize its common share repurchase program, the Company's plans to return capital to shareholders, the Company’s ability to execute any transaction referred to herein, and the Company's business strategy and plans. These statements reflect management’s current beliefs, expectations, assumptions, estimates and projections. While management believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are neither promises nor guarantees and are subject to known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements, including, without limitation, the important risk factors regarding the Company under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, which are incorporated herein by reference, as such factors may be updated from time to time in the Company's other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to rely on forward-looking statements, and, except as required by law, the Company assumes no obligation and does not intend to update or revise these forward-looking statements after the date of this press release, whether as a result of new information, future events, or otherwise.

Fidelis Insurance Group Investor Contact:

Fidelis Insurance Group
Miranda Hunter
(441) 279 2561
miranda.hunter@fidelisinsurance.com

Fidelis Insurance Group Media Contact:

Rein4ce
Sarah Hills
+44 (0)7718 882011
sarah.hills@rein4ce.co.uk